good daze only — feel good buzz — good daze only — feel good buzz — good daze only — feel good buzz — good daze only — feel good buzz — good daze only — feel g



☺ we are dedicated to creating a future where feeling good and getting buzzed exist in absolute harmony and not at the expense of your health. ☺

INVEST IN **BONBUZ**

Gen-Z's favorite non-alcoholic beverage brand (Celebrity-backed & TikTok viral)

bonbuz.com   Los Angeles, CA

Highlights

(1) Celebrity-backed: Ashley Graham (model & entrepreneur) + Emma Grede (Good American, Skims)

(2) Revenue growth at 100+% year over year (since 2021)

(3) Vice claims we're "the freshest, funnest non-alcoholic spirits brand on the market"

Award-winning Spirits (LA Spirits Awards and Beverage Testing Insitute

4. Award-winning Spirits (LA Spirits Awards and Beverage Testing Institute Silver medallist)

5. Pioneering stimulating alcohol-free buzz for the future of drinking in a $29BN market

6. Viral e-commerce product and most followed non-alc bev co. on TikTok (50K+ followers - 1.2M likes)

7. Distributed in Bristol Farms, Lazy Acres, and 250+ premier retail doors nationally.

8. Over 600,000 booze-free buzzy drinks served!

Featured Investors

 **Ashley Graham** [Follow]   Invested $85,000 ⓘ

Ashley Graham is a model, entrepreneur, and advocate for body positivity and inclusivity. Included in Time Magazine's 100 Most Influential People. Author of "A New Model: What Confidence, Beauty, and Power Really Look Like".
ashleygraham.com

"As an avid supporter of her, the product and brand, it was easy to invest in her vision in pioneering the future of drinking. Throughout the period of my mentorship with Fay, she demonstrated an uncanny ability to negotiate for Bonbuz. Her resilience and flexible mindset when it comes to optimizing the strategy and direction of Bonbuz is what I look for in an entrepreneur."

 **Robbie Shaw** [Follow]   Invested $25,000 ⓘ

My investment in Bonbuz was driven by two key reasons. Firstly, as someone who values the alcohol-free lifestyle, I was inspired by Fay's mission to offer a natural alternative that genuinely excites people. Her dedication to serving the Gen-Z market with
champagneprobspodcast.com

"I invested in Bonbuz because I strongly believe in the alcohol-free movement and its impact on modern society. Being sober myself, I was immediately drawn to Fay's vision for a natural, stimulating alternative. What impressed me most was her unique approach to creating a product that resonates with Gen-Z. Fay deeply understands her community and has crafted Bonbuz to meet its needs perfectly. Additionally, the commitment to using natural, high-quality ingredients truly sets the brand apart in a market eager for healthier options."



Emma Grede in Follow

Invested $15,000 ⓘ

"Fay's passion, resilience and obsession with the category proved to me that she has what it takes to build and scale Bonbuz. It isn't easy building an idea from scratch but she's a self-starter and overcomes obstacles with grace. What she's been able to do thus far is exciting and I look forward to the continuing innovation she has planned for the category."



Dean McPhail in Follow
Syndicate Lead

Invested $25,000 ⓘ

Dean McPhail is an investor in the health, wellness, and fitness sectors. Based in Hawaii, he's invested in companies like Apothékary and Womaness, and held leadership roles at Starbucks Coffee Hawaii and Jamba Juice Hawaii.

"I first was introduced to Bonbuz when hearing Fay interviewed on a podcast, and as an investor focused on the health and wellness categories immediately knew I wanted to somehow be a part of it. Fay and I share a similar journey with alcohol, as well as a vision for what the non alcoholic category can become. I love the taste of the product, but really love the functional aspects, both the buzz and the positive impact that they provide. In addition, Fay and her team are a force in the business, with incredible experience and unmatched drive. Having investors and mentors like Ashley Graham and Emma Grede behind Fay and the team cannot be underestimated. I absolutely love the edginess of the brand and the incredible growth they are experiencing to date. The future of drinking is rapidly changing and bonbuz will lead the way in crafting what the category will become."

Our Team



Fay Behbehani   CEO & President

Former head of marketing for Wave Neuroscience and co-founder of sustainable spirits, Uncle Ed's, Fay is committed to pioneering the future of drinking for optimal living. She's been featured in Forbes, Vice, Cool Hunting, A Taste of Home & Men's Health.



Jaime Patel   Co-founder and CFO

With over 10 years of experience in CPG and consulting (ex-Nestlé, Deloitte), Jaime has deep insight into the end-to-end process of a product's lifecycle, and what it takes to build, scale and sustain beverage companies

Everything you need to know about the Buz

Hi friends! So happy you're here! My name is Fay, I'm the founder and CEO of Bonbuz and I'm here to tell you why Bonbuz exists, why the world needs it more than ever, and **why it's never been a better time to invest in our first community round!**

For many of us, alcohol is the glue that holds our world together. It's a social ritual inextricably linked to going out, having fun, and letting loose. And, let's face it, **we all have an innate desire to get high, *especially* me.** We're hardwired for cheap dopamine hits that lead to a door of transcendence whether it's drugs, sex, alcohol, rock n roll. The vicious cycle is unsustainable, depleting, painful and shortens life span...

Why should our social life be built around a poison? Why should we face fewer social options if we choose not to consume a potent, addictive drug? Why should people who choose to abstain — for any reason — have to give up the feeling of integration and connection that alcohol provides in our culture?



the problem.
the human desire to chase the high.
chasing a high
leads to...
toxic substances & vices
leads to...
feeling like sh*t, broke zombies, emotionally unstable, physical & spiritual wreckage
leads to...
and repeat...
leads to...
vicious cycle = no fun
CONFIDENTIAL & PROPRIETARY | BONBUZ | 2024
2

We are on a mission to challenge the status quo by focusing on the future of drinking. By being on the frontier of new and novel ingredients, we promote and advocate for a natural buzz that feels good, all day and

night, without impacting your health.

But where did it all start?

My journey stemmed from an awakening: alcohol's impact on my well-being was unsustainable. As women, we feel more, and are more sensitized to alcohol's effects on our bodies.


meet our founder.
fay behbehani
A wild gal turned sober-curious, Fay Behbehani is a London native living in Los Angeles, and a serial beverage entrepreneur in both the alcoholic and the non-alcoholic space.
As former head of marketing for a California-based brain tech company, she discovered her passion for bio-hacking and incremental gains for mind and body.
After co-founding Uncle Ed's Damn Good Vodka, Behbehani had an epiphany on a meditation retreat in Northern California that alcohol no longer served her, and that drinking culture needed a radical shift.
Harnessing her breadth of experience, whilst indulging in her passion for all things beverage, wellness and plant medicine, she founded bonbuz, setting out to revive the spirits industry and what it meansto drink together in the modern age.
Fay x x
Ogilvy
WAVE NEURO
DAMN GOOD
CONFIDENTIAL & PROPRIETARY | BONBUZ | 2024
9

When I was 13, I learned something: If I drank alcohol when I felt uncomfortable, I didn't feel so uncomfortable anymore.

For about 20 years, the equation worked. It brought me wild nights, risky parties, debauched encounters, and over-the-top fun. On the outside, I had everything I wanted — great friends, exciting boyfriends, a successful career — and I thought that drinking and drugs only made things better.

Until, one day, that equation stopped working. It wasn't only the physical hangover (although those were miserable, and getting more miserable every year). The mental, spiritual, and emotional wreckage was even worse. After a night out drinking, I'd waste days wallowing in self-loathing, self-deprecation, and a sense of disconnection with who I knew I really was and what I wanted to accomplish with my life.

I knew something had to change. But the saying "old habits die hard" is a cliché for a reason. For years, I went on month-long abstinences, tee-totaling my way through Dry January and Sober October. But that wasn't enough. Once the month was over, I would quickly fall into those pesky old habits. I'd grab a beer or two, or five, or fifteen, depending on where the night took me. At some level, I knew that the turbulent effects of alcohol were poisoning my life, but a little voice inside still whispered, "Girls just want to have fun, Fay. Relax."

Finally, the eve of New Year's 2018, I had an awakening. I was nestled up in the mountains of Northern California at a yoga and meditation retreat. At an intention-setting seminar, I eagerly cranked out a laundry list of 10 overly ambitious goals I wanted to achieve in 2019. The third item on my list was to quit drinking. The booze had to go first if I wanted to live up to my ultimate potential.



THE FUTURE OF DRINKING

I started to wonder if it might be possible to re-create the role of alcohol without trying to change the fundamental structures of our society — the restaurant, the bar, the club, the party — structures that have been in place for hundreds, if not thousands, of years.

So I decided to do something that sounded crazy at first. I decided to make a better drink. I wasn't interested in just replacing alcohol. I wanted to *improve* it. I wanted to make something that not only tasted great, but actually offered a new kind of alchemical sensory experience that alcohol gives us, without the toxins and without the hangover.

why we exist.

to break the cycle so that people can get buzzed whilst also feeling...

- ✳ like the highest version of themselves
- ✳ optimal health
- ✳ a clear mind
- ✳ the opposite of anxious and depressed

Getting drunk, wasted and blacking out in your teens and early twenties used to be a rite of passage, but that's changing in 2024 as

1 out of 3

of 18-24 year olds are turning their backs on alcohol.

Source: Newsweek (newsweek.com/gen-z-alcohol-sobriety-sober-curious-1912162)

Bonbuz is one of the first of its kind to bring consumers the future of drinking. In the last 3 years, it has become a leading pioneer in both the alcohol alternative and functional categories to become a full day well-being solution for many.

Bonbuz crafts health-forward, natural, and stimulating beverages that utilize the power of plants and supplements to radicalize the way we get buzzed during those moments of flow, social transcendence, and disinhibition, without ever having to compromise your health.

The products are beneficial for all hours of the day – when you wake up and need a boost, when you're dragging at 2pm and can't focus, when you need an extra jolt before going to the gym, when you're at a restaurant and want to try a complex cocktail (but still want to be able to drive home), when you're smashing it on the dancefloor and want to meet new faces, or when you've had a hard day at work and you need to drink something to help you cool off.

The brand speaks to those who want to break away from social stigmas. Those who want to freely express themselves. Those who are drinking what *they* want to drink, not just something that everyone else is drinking.

the opportunity



consumers are drinking differently.
No & Low Alcohol
$29B
+8 CAGR 2021 - 2025 **
Alcohol CAGR at .7% in the same period
"No-Alcohol" Category
↑506%
since 2015*
Functional Beverages
$175B
+7 CAGR 2021 - 2027 ***
"No-Alcohol" Category
Functional Beverages
LYRE'S
SEEDLIP
RITUAL ZERO PROOF
bonbuz
OLIPOP
Recess
poppi
CONFIDENTIAL & PROPRIETARY | BONBUZ | 2024
*Forbes article citing Neilsen Data **IWSR data ***Global News Wire
4

THE MARKET IS GROWING MASSIVELY!

Today's health and wellness trends strongly indicate a rapid decline in alcohol consumption across the millennial and gen-z demographics, with Bloomberg's recent featuring an article validating that gen-z'ers are looking for the buzz but not the hangover, further fueling the nonalcoholic spirits boom.

Outside of the gen-z population, millennials are prioritizing intentional consumption choices with 65% of Americans aged 25-44 drinking less alcohol, marking a new era in consumption.

With Americans increasingly switching their consumption habits to things that will help with mental health, stress, brain power, and energy, demand for functional beverages is exploding.

As a catalyst for change, Bonbuz crafts alcohol-free functional beverages that are revamping the way we get buzzed, for optimal health and longevity.

how?
our products.
tomorrow things
237ml
Active Ingredients
Guarana (caffeine)
L-theanine (flow state)
Ginseng (energy + immunity)
Suggested Retail Price
SINGLE CAN = $5
4-PACK = $18
bad enough already
237ml
Active Ingredients
Ashwagandha (lowers stress)
Ginseng (energy + immunity)
L-theanine (relaxation)
Suggested Retail Price
SINGLE CAN = $5
4-PACK = $18
bittersweet citron
750ml
Active Ingredients
Rhodiola (stress + energy)
5HTP (feel good serotonin)
Caffeine (energy)
Suggested Retail Price
BOTTLE = $38
2-PACK = $75
slowburn
750ml
Active Ingredients
Rhodiola (stress + energy)
5HTP (feel good serotonin)
Caffeine (energy)
Suggested Retail Price
BOTTLE = $38
2-PACK = $75
for a better way to get buzzed throughout your day
tomorrow things
bittersweet citron
launching



Our Portfolio

Alcohol-Free Functional Spirits (energizing) - 2 multi-serve SKUs that work as a substitute for alcohol in your favorite cocktail, for people who want to loosen up and be social without the alcohol.

Sparkling Tonics (Q2 2023 launch) – 2 ready to drink cans that are medium-bodied, effervescent, all-natural energy for the midday-pick-me-up.

·**Alcohol-Free Wind down Aperitivos (calming)** (Q4 2024 launch) - 2 multi-serve SKUs that act as a substitute for an alcohol-free spritz to calm the nervous system and wind down at the end of the day.



us vs them

	bonbuz	alcohol	energy drinks	soda
mood-boosting	✓	✓	✓	✕
energy, focus, flow	✓	✕	✓	✕
clean-ingredients	✓	✕	✕	✕
low calorie	✓	✕	✕	✕
low sugar	✓	✕	✕	✕
all natural	✓	✕	✕	✕

why invest in bonbuz?

the Gen-Z brand of choice

! Gen-Z represents $440B in global spending power

☑ Launching where our consumers are:
(Urban Outfitters) (Strategic National & Regional Grocery Chains)

! Approximately 50% of Gen-Zers use social media to learn about non-alc options, followed by internet searches (16%) and streaming TV (15%)

☑ (Most followed non-alc brand on TikTok)

☑ (Streaming on a TV show in Q3 2024)

! 24% of Gen-Z have tried a non-alc because of celebrity endorsement

Celebrity endorsements launching Q3 2024
CONFIDENTIAL & PROPRIETARY | BONBUZ | 2024
*Forbes article citing Neilsen Data **IWSR data ***Global News Wire
8

our proof in the zero proof.

	2021	2022	2023	2024E
Distribution	50 doors 10 States	120 doors 18 states	200 doors 25 states	1000+ doors National
TikTok	1K followers	5K followers	50K followers 250MM views 1.1M+ likes	150K followers 5M+ likes
Proof	Imbibe Drink of the Week And the new Bonbuz Slowburn exemplifies the complex, vibrant flavors that can be found sans alcohol.	10/10 Buzzfeed an alcohol-free social spirit that tastes vaguely of kombucha, Coca-Cola, and citrus — and I LOVE IT.	Forbes Casted for TV Show Secured investment from 2 high-profile female celebrity investors	Secure $1M National Chain Distribution
Innovation + Optimization				?

as seen on
imbibe
Forbes
Men'sHealth
Strategist
Wirecutter
Better Homes
bon appétit
VICE
CONFIDENTIAL & PROPRIETARY | BONBUZ | 2024
10

the consumer.
and changing habits.
g'bye
bad vibes
Gen-Z/ Millenials
65% of Americans
aged 25-44 are drinking less alcohol*
health first
58% of consumers
are drinking more non-alc beverages than last year, driven by an increased interest in wellness and the expanding no ABV selection**
sober curious
82% of non-alcoholic drinkers
also consume alcohol, - it's more about moderate consumption rather than complete abstinence***
CONFIDENTIAL & PROPRIETARY | BONBUZ | 2024
*IWSR **Forbes ***Forbes
9



INVEST IN OUR COMMUNITY ROUND

Bonbuz has seen strong annual growth since its inception in January 2021, with a rate consistently over 100% each year. Sales landed at $380K in 2023, and we are forecasting to land at $600K in 2024, driven by incremental retail placement and a sales spike due to our participation in a national TV show.

We have multiple opportunities within the B-2-B channel that are planning to come to fruition in 2025. In addition, we aim to expand our portfolio with two new multi-serve SKUs, drive sales in the D-2-C channel through paid social (primarily TikTok), build strategic partnerships with influencers, and

expand our distribution network across our highest-indexing regions. With this, we are forecasting our sales to be $1.0M in 2025, $4.0M in 2026, and $10.M in 2027, as we continue our expansion into the Food Service channel and on a global scale – our secondary focus will be on Europe and the Middle East.

We are currently raising a million dollars for our seed round (enhanced portfolio, increased salesforce, product optimization and ambassadors), with a target of raising $124K on Wefunder, primarily for e-commerce and wholesale growth and promotional strategies to raise our brand awareness. We expect this to significantly benefit growth across all our sales channels and use that momentum to build a data-driven sales story for acceptance into larger retailers in 2026 and beyond.

Forecasts are not guaranteed. Future Projections are not guaranteed



2024 gameplan.
january
LAZY ACRES natural market
Lazy Acres
Bristol Farms
Bristol Farms
june
URBAN OUTFITTERS
Urban Outfitters Pride Event
United supermarkets
United Supermarkets
Q3 2024
Wegmans
Wegmans
Celebrity Investments
female moguls with a combined social following of 30MM across TikTok + IG
Wind Down Multiserve Options
september
URBAN OUTFITTERS
Urban Outfitters Launch
may
MOTHER'S
Mother's Market
july
EREWHON
Erewhon
august
National TV Show with Founder Fay
Q4 2024
?
National Retailer (400 Stores)
CONFIDENTIAL & PROPRIETARY | BONBUZ | 2024
11



gross sales by channel.
as of 2023*
Bonbuz expanding growth in 2024 in the wholesale channel which will take a much larger piece of the pie.
Wholesale
25%
Amazon
25%
Online
50%
CONFIDENTIAL & PROPRIETARY | BONBUZ | 2024
12

the growth plan.
expand distribution, marketing, and product mix
more doors
Sales team expansion / shared sales service model
New distributor and broker partnerships
DSD partnerships & incentives
New regional, natural and premium grocery retailers
more pull
TikTok amplification
Paid media / podcast marketing
BIG Brand partnerships
PR & influencer campaign
Trade shows
In-store sampling & displays
more SKUs
RTD Cans for mellow (2024)
Wind Down / Night Cap Aperitifs (2024)
New flavors (2024+)
Products in adjacent categories (2025+)
CONFIDENTIAL & PROPRIETARY | BONBUZ | 2024
13

HOW WILL YOU MAKE YOUR MONEY BACK?

With Wefunder, we're offering a Simple Agreement for Future Equity (SAFE). These will convert your investment to stock at a later date if the company raises a "priced round" from major investors, most often venture capitalists. At this point, you are a shareholder owning equity, and you earn a return if the value of that stock goes up over time, and you are able to sell it. You will be able to sell your equity if/when the company is a) acquired by another entity, or b) IPO. You might also make your money back when the company is profitable, and if it starts returning dividends back to investors. Review our disclosures for more details - future projections are not guaranteed.

THANK YOU FOR YOUR TIME!



thank you.
bonbuz
bonbuz



It has been a dream and a vision to create a company that is changing the way the world drinks and cheers's, that is founded and operated by a strong, diverse set of women. Having perspectives from so many different parts of the world from humans who have been uniquely shaped by their distinct experiences and careers. This brings a level of depth and richness to bonbuz that shapes the direction differently. It's this expansive mindset that helps mold and build a beverage innovation company that is helping define what the future of drinking looks and feels like.

Bonbuz is not just a product; it's a testament to our unwavering dedication to innovation, well-being, and the relentless pursuit of a buzzy experience that transcends expectations. Join us as we shape the future, one exhilarating discovery at a time.

5 star reviews.



i'm not gonna lie. I'm a beverage guy. I go to the fridge at Erewhon 2x a week to pick kombucha, teas, hydration tonics, etc. These things are the best drinks I've tried. By far. Not even close.

zac c.
The Email Guy

a quality libation that allows you to be social without the haze of booze. for those who crave the environment of a bar, restaurant or party, bonbuz will soothe your palete, tickle your senses and leave you feeling present

jot condie
CEO, California Restaurant Association

this not only looks so cute on my bar cart but also such a hit with entertaining and it tastes and feel good! Everyone that i introduce to these drinks are in love and obsessed!!! Highly recommend!

dharni p.
Founder, Kindia Beauty

i don't drink and have been trying to broaden my mocktail choices. These drinks have both an amazing kick and a wonderful calming effect!

shannon s.
Founder of Class Fitness Studio

i've never been a big drinker but am always looking for a way to enjoy something socially, so when I came across these products I was taken aback - it packs a perfect punch of flavor and makes me feel great: present, social, and awake! SUCH a great alcohol replacement and my mocktails do NOT disappoint!

ani d.
Founder of Awaken with Ani